

SCRAP CONNECTION

The Safest Way to Trade Recyclables



Our mission:

To be the most trusted platform for the global trade of recyclables.

What is 🔶 SCRAP CONNECTION today?

A technology platform for companies that deal in the global trade of recyclable raw materials, offering:

- Marketplace
  - buy/sell offer promotion
  - supply/demand matching
- Searchable membership directory
- Messaging app for communication between members
- Market prices
- Industry News & Events

Traction
Our Growth since Jan 2015

CUSTOMERS
FROM

70

NEW
COUNTRIES



1000

750

500

250

Jan
2015

Jan
2016

Oct
2016

6x

INCREASE
IN SITE
TRAFFIC

1000

NEW COMPANIES

The problem

Trading scrap is a financially risky business due to:

- Fraud

- Contract Cancellations

- Material Quality Issues & Claims

The problem

These issues are costing companies:

$200 Million / year

A significant figure in the $250 Billion global market for recyclables

The problem

- Significant losses create fear in the market.
- Difficult for companies to find out how other companies handle their customer/vendor relationships.
- Vetting new trading partners takes a lot of time and often involves in-person meetings.
- Without first solving these above problems, online trading remains just as, if not more, risky as offline trading.

80%

of scrap industry professionals say it's difficult to find trustworthy new trading partners*

*August 2016 survey of 187 buyers, sellers and broker/traders.



The solution

Business Intelligence for the Scrap Industry

For each company, we will provide:

- Deal history

- List of Customers / Vendors

- Transaction Feedback Ratings

- Verification Checks



The benefit

Companies can:

- Easily find trustworthy new trading partners

- Monitor existing customers/ vendors

- Check up on the competition

- Trade with real accountability

How it works

Search
Members search for leads in our growing network of verified companies.

Assess
Evaluate leads with in-depth company data including import/export history and ratings from previous partners

Trade
Contact leads directly through our system, including easy promotion of buy and sell offers in our marketplace.

  

Revenue model

- We offer a free plan, which allows access to a limited version of our paid plan.
- Paying members gain access to a full featured trading experience, including buy and sell offers and messaging, for a low monthly fee.
- We will develop additional pay-per-use services centered around member transactions, starting with a focus on business intelligence.



Free plan
News, Pricing and Events

Monthly membership
$50 per month per user

Pay per use
Transaction-centric value-added services



Revenue specifics

- $50 per user per month subscription fee*
- 0.25% - 0.50% from payments made through one of our trade finance partners
- $100 - $150 from inspections booked via platform
- $50 per detailed trade reputation report updated before each trade (Q1 2017)
- 0.25% on shipping booked via platform (Q2 2017)

* Monthly subscription fees with unlimited trades replaced transaction fees as of October 1, 2016



Marketing and Growth Strategy

- Encourage trading activity by introducing unlimited trades for a flat monthly membership fee in Q4 2016
- Increase recurring-revenue membership base with in-house sales and marketing
- Introduce trade reputation company reports (pay per use) in Q1 2017
- Introduce shipping quotes and booking in Q2 2017
- Increase number of strategic partnerships, offering more services to members
- Introduce our SureTrade system with a small 0.1% transaction fee in 2018

Amsterdam Team

Part Technology, Part Scrapology







Chris Yerbey

12-year scrap industry veteran with a previous successful tech startup under his belt. Alabama native now based in the hottest tech startup center of Europe: Amsterdam!

David Kelly

David wrote his first business application (management software for a manufacturing plant) at age 16 and has been crafting the technology that grows startups for almost three decades.

Brendan Jones

Brendan's the team's swiss army knife. He does everything from managing the customer journey to media to software testing to market info and content. And he loves it.

Team Asia

Sales and Support







Ashwani Dutt

Ashwani's knowledge of import & export across international markets is crucial to Scrap Connection's strategy & growth.

Hasan Sharif

Part in-house broker, part sales and marketing, Hasan almost single-handedly built Scrap Connection's largest customer market, in Pakistan.

Poonam Bansal

Poonam works diligently to verify our quickly growing membership base. She's also responsible for the news, pricing and events for our community.



Milestones

Four Years of Progress as the Scrap Industry's Marketplace

Feb 2012 — **SBC Amsterdam**
First Pick in Amsterdam Startupbootcamp Accelerator Program

June 2013 — **MVP Launch**
Launched first marketplace product

Sep 2013 — **Investment Round**
Closed $330,000 Funding Round

Nov 2014 — **Product Launch**
Launched in-house designed trading platform

July 2016 — **$10 Million**
Major Goal Reached for Reported Trades via Platform

Aug 2016 — **1,000 Companies**
Major Goal Reached for Total Member Companies

Our Competition

	Scrap Connection	Recycling Place	The Scrap Post	Metalface	Scrap Monster
Industry news	✔	✔	✔	✔	✔
Buy and Sell Offer Promotion	✔	✔	✔	**Limited to Contacts**	✔
Events calendar	✔	✖	✖	✖	✖
Free Market Prices	✔	✖	✖	✖	✔
Member Verification	✔	✔	✖	✖	✖
Post Trade Feedback	✔	✖	✖	✖	✖
Industry Reputation Score	**Q4 2016**	✖	✖	✖	✖
Import & Export Data	**Q1 2017**	✖	✖	✖	✖
Shipping Quotes and Booking	**Q2 2017**	✖	✖	✖	✖

Entity Structure

Scrap Connection Inc. is a US entity which functions currently as a holding company.

Scrap Connection, BV is a Dutch entity which is the operations company and holds the IP.

Entity structure as recommended by PWC

Scrap Connection Inc.
Delaware Corporation based in Muscle Shoals, Alabama, USA

Scrap Connection BV
Dutch Corporation based in Amsterdam, The Netherlands

WBSO Status (Innovative Company)
Tax rate 5% on income from innovative IP for 10 years

Other income taxed at Dutch standard tax rate:
$0 - $250,000 20%
$250,000+ 25%



SCRAP CONNECTION

The Safest Way to Trade Recyclables

For more information contact:

Chris Yerbey
chris@scrapconnection.com